SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

NAUTILUS MARINE ACQUISITION CORP.
(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Common Stock, $0.0001 par value
 (Title of Class of Securities)

Y6255E101
(CUSIP Number of Class of Securities)

Prokopios (Akis) Tsirigakis
c/o Ellenoff Grossman & Schole LLP
150 East 42nd Street, 11th Floor
New York, New York 10017
Tel: (212) 370-1300

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Barry I. Grossman, Esq.
Lawrence A. Rosenbloom, Esq.
Ellenoff Grossman & Schole LLP
150 East 42nd Street
New York, New York 10017
            (212) 370-1300
(212) 370-7889 (fax)

CALCULATION OF FILING FEE
Transaction valuation*	Amount of filing fee**
$41,786,730	$4,788.76

*
Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This calculation assumes the purchase of a total of 4,137,300 common stock of Nautilus Marine Acquisition Corp., par value $0.0001, at the tender offer price of $10.10 per share.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Exchange Act, as modified by Fee Rate Advisory No. 3 for fiscal year 2012, equals $114.60 per million dollars of the transaction valuation.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO (“Schedule TO”) is being filed by Nautilus Marine Acquisition Corp., a Marshall Islands corporation (“Nautilus” or the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash up to 4,137,300 shares of its common stock, par value $0.0001 (“Common Shares”), at a price of $10.10 per share, net to the seller in cash, without interest (the “Share Purchase Price”) for an aggregate purchase price of up to $41,786,730. The Company’s offer is being made upon the terms and subject to certain conditions set forth in the Offer to Purchase dated December 7,  2012 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), which, as amended or supplemented from time to time, together constitute the offer (the “Offer”). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Exchange Act.

All information in the Offer to Purchase and the Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is hereby expressly incorporated by reference in response to all of the items in this Schedule TO, and as more particularly set forth below.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.

The name of the issuer is Nautilus Marine Acquisition Corp., a Marshall Islands corporation (“Nautilus” or the “Company”).  The address of Nautilus’s principal executive office is 90 Kifissias Avenue, Maroussi 15125, Athens, Greece. Nautilus’s telephone number is +30 210 876-4858.

(b) Securities.

This Schedule TO relates to the Company’s Common Shares, par value $0.0001 per share. As of December 7, 2012, the date of commencement of the tender offer, there were 6,000,000 Common Shares issued and outstanding.

(c) Trading Market and Price.

The information set forth in the section of the Offer to Purchase titled “Price Range of Securities and Dividends -- Nautilus” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address.

The name of the filing person and subject company is Nautilus Marine Acquisition Corp. The address of Nautilus’s principal executive office is 90 Kifissias Avenue, Maroussi 15125, Athens, Greece. Nautilus’s telephone number is +30 210 876-4858. The executive officers and directors of Nautilus are set forth in the following table:

Name	Position
Prokopios (Akis) Tsirigakis	Chairman of the Board, Co-Chief Executive Officer and President
George Syllantavos	Co-Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and Director
Nicolas Bornozis	Director
Alexandros Argyros	Director
Stylianos (Stelios) Anastopoulos	Director

The address and telephone number of each director and executive officer is: c/o Nautilus Marine Acquistion Corp, 90 Kifissias Avenue, Maroussi 15125, Athens, Greece; telephone: + 30 210 876-4858.

Item 4.	Terms of the Transaction.

(a) Material Terms.

(1)(i) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer—Number of Common Shares; Purchase Price; No Proration” is incorporated herein by reference.

(1)(ii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Offer—Number of Common Shares; Purchase Price; No Proration,” and “The Offer—Purchase of Shares and Payment of Purchase Price” is incorporated herein by reference.

(1)(iii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” is incorporated herein by reference.

(1)(iv) Not applicable.

(1)(v) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer—Extension of the Offer; Termination; Amendment” is incorporated herein by reference.

(1)(vi) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer—Withdrawal Rights” is incorporated herein by reference.

(1)(vii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Offer—Procedures for Tendering Shares” and “The Offer—Withdrawal Rights” is incorporated herein by reference.

(1)(viii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer—Purchase of Shares and Payment of Purchase Price” is incorporated herein by reference.

(1)(ix) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Offer—Number of Common Shares; Purchase Price; No Proration” and “The Offer—Conditions of the Offer” is incorporated herein by reference.

(1)(x) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “Risk Factors,” “The Offer—Purpose of the Offer; Certain Effects of the Offer,” “Description of Securities,” “Material Differences in the Rights of Nautilus Shareholders Following the Transaction,” “Price Range of Securities and Dividends --Nautilus” and “Beneficial Ownership of Nautilus Securities” is incorporated herein by reference.

(1)(xi) The information set forth in the section of the Offer to Purchase titled “The Transaction— Anticipated Accounting Treatment” is incorporated herein by reference.

(1)(xii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” and “The Offer—U.S. Federal Income Taxation” is incorporated herein by reference.

(2) (i) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Transaction” is incorporated herein by reference.

(2)(ii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Transaction,” “The Share Purchase Agreement” and “The Offer” is incorporated herein by reference.

(2)(iii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Transaction” is incorporated herein by reference.

(2)(iv) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “Risk Factors” is incorporated herein by reference.

(2)(v) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “Risk Factors,” “The Offer—Purpose of the Offer; Certain Effects of the Offer,” “Description of Securities,” “Material Differences in the Rights of Nautilus Shareholders Following the Transaction,” “Price Range of Securities and Dividends” and “Beneficial Ownership of Nautilus Securities” is incorporated herein by reference.

(2)(vi)  The information set forth in the section of the Offer to Purchase titled “The Transaction— Anticipated Accounting Treatment” is incorporated herein by reference.

(2)(vii)  The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Offer—Material U.S. Federal Income Tax Considerations” and “The Offer—Taxation of Nautilus” is incorporated herein by reference.

 (b) Purchases.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Offer—Purpose of the Offer; Certain Effects of the Offer” and “Certain Relationships and Related Transactions—Nautilus” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “Risk Factors,” “The Transaction,” “The Share Purchase Agreement,” “Additional Material Related Agreements,” “The Offer— Purpose of the Offer; Certain Effects of the Offer,” “Description of Securities,” “Management of Nautilus,” “Beneficial Ownership of Nautilus Securities” and “Certain Relationships and Related Transactions—Nautilus” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Transaction,” “The Share Purchase Agreement,”  “The Offer— Purpose of the Offer; Certain Effects of the Offer,” and “Business of Nautilus” is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the section of the Offer to Purchase titled “The Offer—Purpose of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(c) Plans.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Transaction,” “The Share Purchase Agreement,” “Additional Material Related Agreements,” “The Offer— Purpose of the Offer; Certain Effects of the Offer,” “Description of Securities,” “Price Range of Securities and Dividends,” “Business of Assetplus” and “Management of Nautilus Following the Transaction” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Sources of Funds.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “Information About the Companies,” “The Share Purchase Agreement—Structure of Transaction, The Share Purchase Agreement—Acquisition Consideration to be Delivered,” and “The Offer—Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Share Purchase Agreement —Conditions to Closing of the Transaction” and “The Offer—Conditions of the Offer” is incorporated herein by reference.

(d) Borrowed funds.

The information set forth in the section of the Offer to Purchase titled “The Offer – Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities ownership.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “Risk Factors,” “The Share Purchase Agreement,” “Additional Material Related Agreements,” “Description of Securities,” “Beneficial Ownership of Nautilus Securities” and “Certain Relationships and Related Transactions—Nautilus” is incorporated herein by reference.

(b) Securities transactions.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “Risk Factors” “Additional Material Related Agreements,” “The Offer— Certain Benefits of Nautilus’s Directors and Officers and Others in the Transaction,” “Beneficial Ownership of Nautilus Securities” and “Certain Relationships and Related Transactions” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer—Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

(a) Financial Information.

The information set forth in the sections of the Offer to Purchase titled “Selected Historical Financial Information,” “Comparative Share Information,” “Unaudited Pro Forma Condensed Consolidated Financial Statements” and “Index to Financial Statements” is incorporated herein by reference.

(b) Pro Forma Information.

The information set forth in the sections of the Offer to Purchase titled “Comparative Share Information” and “Unaudited Pro Forma Condensed Consolidated Financial Statements” is incorporated herein by reference.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Share Purchase Agreement,” “Additional Material Related Agreements,”  “Certain Relationships and Related Transactions” and the Letter of Transmittal, a copy of which is filed as Exhibit (a)(l)(B) hereto, is incorporated herein by reference.

(b) Other Material Information.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “Forward-Looking Statements,” “Risk Factors,” “Information About the Companies,” “Sources of Debt Financing for the PSVs and OSRVs,” “Additional Material Related Agreements,” “Description of Securities,” “Material Differences in the Rights of Nautilus Shareholders Following the Transaction,” “Price Range of Securities and Dividends,” “Business of Nautilus,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Nautilus,” “Business of Assetplus,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Assetplus,” “Appraisal Rights” and “Where You Can Find More Information” is incorporated herein by reference.

Item 12.      Exhibits.

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase dated December 7, 2012.
(a)(1)(B)*	Letter of Transmittal To Tender Common Shares.
(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(5)(A)*	Press Release dated December 7, 2012.
(a)(5)(B)*	Investor Presentation dated December 7, 2012.
(d)(1)
Underwriting Agreement, dated July 14, 2011, by and between Nautilus Marine Acquisition Corp. and Maxim Group, LLC, as representative of the underwriters (incorporated by reference to Exhibit 1.1 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on July 20, 2011).

(d)(2)
Warrant Agreement dated July 20, 2011, by and between American Stock Transfer & Trust Company and Nautilus Marine Acquisition Corp. (incorporated by reference to Exhibit 4.1 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on July 20, 2011).

(d)(3)
Investment Management Trust Agreement dated July 14, 2011, by and between American Stock Transfer & Trust Company and Nautilus Marine Acquisition Corp. (incorporated by reference to Exhibit 10.1 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on July 20, 2011).

(d)(4)
Registration Rights Agreement dated July 14, 2011, by and between Nautilus Marine Acquisition Corp., Orca Marine Corp., Astra Maritime Inc., Fjord Management SA, Nicolas Bornozis, Alexandros Argyros, and Styllanos Anastopoulosand (incorporated by reference to Exhibit 10.2 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on July 20, 2011).

(d)(5)
Letter Agreement dated July 14, 2011, by and between Nautilus Marine Acquisition Corp. and Orca Marine Corp., Astra Maritime Inc., Fjord Management SA, Nicolas Bornozis, Alexandros Argyros, and Styllanos Anastopoulosand (incorporated by reference to Exhibit 10.3 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on July 20, 2011).

(d)(6)
Amendment No. 2 to the Warrant Subscription Agreement dated July 14, 2011 by and between Nautilus Marine Acquisition Corp. and Orca Marine Corp., Astra Maritime Inc., Fjord Management SA, Nicolas Bornozis, Alexandros Argyros, and Styllanos Anastopoulosand (incorporated by reference to Exhibit 10.4 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on July 20, 2011).

(d)(7)
Administrative Services Agreement dated June 1, 2011 by and between the Nautilus Marine Acquisition Corp. and Fjord Nepa (Greece) (incorporated by reference to Exhibit 4.9 to the Form 20-F filed by Nautilus Marine Acquisition Corp. on February 16, 2012).

(d)(8)
Second Amended and Restated Articles of Incorporation of Nautilus Marine Acquisition Corp. (incorporated by reference to Exhibit 3.1 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on July 20, 2011).

(d)(9)	Certificate of Correction of Nautilus Marine Acquisition Corp. (incorporated by reference to Exhibit 1.2 to the Form 20-F filed by Nautilus Marine Acquisition Corp. on February 16, 2012).
(d)(10)
Share Purchase Agreement, by and among Nautilus Marine Acquisition Corp., Assetplus Limited, Vega Resources Group AS, and Oil & Gas Ships Investors Limited, dated December 5, 2012 (incorporated by reference to Exhibit 4.1 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on December 7, 2012).

(d)(11)
Form of Lock-up with Put Agreement, entered into by and between Nautilus Marine Acquisition Corp. and certain investors, dated on November 12, 2012 (incorporated by reference to Exhibit 4.4 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on December 7, 2012).

(d)(12)	Form of Amendment to Bylaws (incorporated by reference to Exhibit 1.1 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on December 7, 2012).
(d)(13)	First Equity Incentive Plan (incorporated by reference to Exhibit 4.2 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on December 7, 2012).
(d)(14)
Standby Facility, dated December 5, 2012, established by Astra Maritime Inc. and Orca Marine Corp. in favor of Nautilus Marine Acquisition Corp. (incorporated by reference to Exhibit 4.5 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on December 7, 2012).

(d)(15)
Irrevocable Standby Facility, dated December 5, 2012, established by Astra Maritime Inc. and Orca Marine Corp. in favor of Nautilus Marine Acquisition Corp. (incorporated by reference to Exhibit 4.6 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on December 7, 2012).

(d)(16)
Amended and Restated Promissory Note dated December 5, 2012, issued to Prokopios (Akis) Tsirigakis in the amount of $60,000 (incorporated by reference to Exhibit 4.7 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on December 7, 2012).

(d)(17)
Amended and Restated Promissory Note dated December 5, 2012, issued to George Syllantavos in the amount of $60,000 (incorporated by reference to Exhibit 4.8 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on December 7, 2012) .

(d)(18)
Promissory Note dated December 5, 2012, issued to George Syllantavos in the amount of $70,000 (incorporated by reference to Exhibit 4.9 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on December 7, 2012).

(d)(19)
Promissory Note dated December 5, 2012, issued to Prokopios (Akis) Tsirigakis in the amount of $70,000 (incorporated by reference to Exhibit 4.10 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on December 7, 2012).

(d)(20)
Exclusive Option Agreement, dated November 7, 2012, by and between Nautilus Marine Acquisition Corp. and Vega Resource Group AS (incorporated by reference to Exhibit 4.3 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on December 7, 2012).

(g)	Not applicable.
(h)	Not applicable.

*Filed herewith.

Item 13.	Information Required by Schedule 13e-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NAUTILUS MARINE ACQUISITION CORP.

By:	/s/ Prokopios (Akis) Tsirigakis
Prokopios (Akis) Tsirigakis
President

Date:  December 7, 2012.

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase dated December 7, 2012.
(a)(1)(B)*	Letter of Transmittal To Tender Common Shares.
(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(5)(A)*	Press Release dated December 7, 2012.
(a)(5)(B)*	Investor Presentation dated December 7, 2012.
(d)(1)
Underwriting Agreement, dated July 14, 2011, by and between Nautilus Marine Acquisition Corp. and Maxim Group, LLC, as representative of the underwriters (incorporated by reference to Exhibit 1.1 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on July 20, 2011).

(d)(2)
Warrant Agreement dated July 20, 2011, by and between American Stock Transfer & Trust Company and Nautilus Marine Acquisition Corp. (incorporated by reference to Exhibit 4.1 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on July 20, 2011).

(d)(3)
Investment Management Trust Agreement dated July 14, 2011, by and between American Stock Transfer & Trust Company and Nautilus Marine Acquisition Corp. (incorporated by reference to Exhibit 10.1 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on July 20, 2011).

(d)(4)
Registration Rights Agreement dated July 14, 2011, by and between Nautilus Marine Acquisition Corp., Orca Marine Corp., Astra Maritime Inc., Fjord Management SA, Nicolas Bornozis, Alexandros Argyros, and Styllanos Anastopoulosand (incorporated by reference to Exhibit 10.2 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on July 20, 2011).

(d)(5)
Letter Agreement dated July 14, 2011, by and between Nautilus Marine Acquisition Corp. and Orca Marine Corp., Astra Maritime Inc., Fjord Management SA, Nicolas Bornozis, Alexandros Argyros, and Styllanos Anastopoulosand (incorporated by reference to Exhibit 10.3 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on July 20, 2011).

(d)(6)
Amendment No. 2 to the Warrant Subscription Agreement dated July 14, 2011 by and between Nautilus Marine Acquisition Corp. and Orca Marine Corp., Astra Maritime Inc., Fjord Management SA, Nicolas Bornozis, Alexandros Argyros, and Styllanos Anastopoulosand (incorporated by reference to Exhibit 10.4 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on July 20, 2011).

(d)(7)
Administrative Services Agreement dated June 1, 2011 by and between the Nautilus Marine Acquisition Corp. and Fjord Nepa (Greece) (incorporated by reference to Exhibit 4.9 to the Form 20-F filed by Nautilus Marine Acquisition Corp. on February 16, 2012).

(d)(8)
Second Amended and Restated Articles of Incorporation of Nautilus Marine Acquisition Corp. (incorporated by reference to Exhibit 3.1 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on July 20, 2011).

(d)(9)	Certificate of Correction of Nautilus Marine Acquisition Corp. (incorporated by reference to Exhibit 1.2 to the Form 20-F filed by Nautilus Marine Acquisition Corp. on February 16, 2012).
(d)(10)
Share Purchase Agreement, by and among Nautilus Marine Acquisition Corp., Assetplus Limited, Vega Resources Group AS, and Oil & Gas Ships Investors Limited, dated December 5, 2012 (incorporated by reference to Exhibit 4.1 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on December 7, 2012).

(d)(11)
Form of Lock-up with Put Agreement, entered into by and between Nautilus Marine Acquisition Corp. and certain investors, dated on November 12, 2012 (incorporated by reference to Exhibit 4.4 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on December 7, 2012).

(d)(12)	Form of Amendment to Bylaws (incorporated by reference to Exhibit 1.1 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on December 7, 2012).
(d)(13)	First Equity Incentive Plan (incorporated by reference to Exhibit 4.2 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on December 7, 2012).
(d)(14)
Standby Facility, dated December 5, 2012, established by Astra Maritime Inc. and Orca Marine Corp. in favor of Nautilus Marine Acquisition Corp. (incorporated by reference to Exhibit 4.5 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on December 7, 2012).

(d)(15)
Irrevocable Standby Facility, dated December 5, 2012, established by Astra Maritime Inc. and Orca Marine Corp. in favor of Nautilus Marine Acquisition Corp. (incorporated by reference to Exhibit 4.6 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on December 7, 2012).

(d)(16)
Amended and Restated Promissory Note dated December 5, 2012, issued to Prokopios (Akis) Tsirigakis in the amount of $60,000 (incorporated by reference to Exhibit 4.7 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on December 7, 2012).

(d)(17)
Amended and Restated Promissory Note dated December 5, 2012, issued to George Syllantavos in the amount of $60,000 (incorporated by reference to Exhibit 4.8 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on December 7, 2012) .

(d)(18)
Promissory Note dated December 5, 2012, issued to George Syllantavos in the amount of $70,000 (incorporated by reference to Exhibit 4.9 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on December 7, 2012).

(d)(19)
Promissory Note dated December 5, 2012, issued to Prokopios (Akis) Tsirigakis in the amount of $70,000 (incorporated by reference to Exhibit 4.10 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on December 7, 2012).

(d)(20)
Exclusive Option Agreement, dated November 7, 2012, by and between Nautilus Marine Acquisition Corp. and Vega Resource Group AS (incorporated by reference to Exhibit 4.3 to the Form 6-K filed by Nautilus Marine Acquisition Corp. on December 7, 2012).

(g)	Not applicable.
(h)	Not applicable.

*Filed herewith.